UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42535

STAK INC.

(Registrant’s Name)

Building 11, 8th Floor, No. 6 Beitanghe East Road, Tianning District

Changzhou, Jiangsu,

People’s Republic of China 213000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	STAK Inc. Announces Unaudited Financial Results for the First Half of 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2026

STAK INC.

By:	/s/ Chuanbo Jiang
Name:	Chuanbo Jiang
Title:	Chief Executive Officer

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